EXHIBIT 12.2

ICAHN ENTERPRISES HOLDINGS L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
(Loss) income from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$(2,247)	$(2,120)	$(681)	$2,300	$647
Fixed charges	957	1,202	884	595	606
Distributed income of equity investees	77	11	25	33	31
Total Earnings	$(1,213)	$(907)	$228	$2,928	$1,284

Fixed Charges:
Interest expense	$877	$1,153	$846	$560	$571
Estimated interest within rental expense	80	49	38	35	35
Total Fixed Charges	$957	$1,202	$884	$595	$606

Ratio of earnings to fixed charges	n/a	n/a	n/a	4.9	2.1
Dollar shortfall	$2,170	$2,109	$656	n/a	n/a